FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2011

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 7 June, 2011

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                             Notice to London Stock Exchange dated 7 June, 2011

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange Announcement dated 5 May 2011 entitled 'Publication of Prospectus'
Exhibit 2: Stock Exchange announcement dated 9 May 2011 entitled 'Approval to Acquire Alberto Culver'
Exhibit 3: Stock Exchange announcement dated 10 May 2011 entitled 'Director/PDMR Shareholding'
Exhibit 4: Stock Exchange announcement dated 11 May 2011 entitled 'Result of AGM'
Exhibit 5: Stock Exchange announcement dated 16 May 2011 entitled 'Director Declaration'
Exhibit 6: Stock Exchange announcement dated 25 May 2011 entitled 'Doc re. (Result of AGM)

Exhibit 1:

05 May 2011

PUBLICATION OF PROSPECTUS

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 5th May 2011 relating to a US$ 15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0523G_-2011-5-5.pdf

In addition, a copy of the Prospectus and the documents incorporated by reference therein have been submitted to the National Storage Mechanism and will be shortly available for inspection at www.Hemscott.com/nsm.do.

For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
Blackfriars
London EC4Y 0DY

T: +44 (0) 20 7822 5252
F: +44 (0) 20 7822 5511

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2:

UNILEVER RECEIVES APPROVAL TO ACQUIRE ALBERTO CULVER

Acquisition Strengthens Unilever's Global Position in Hair and Skin Care

London & Rotterdam - May 6, 2011 - Unilever today announced that it has reached an agreement with the US Department of Justice (DOJ) that will   complete its proposed acquisition of the Alberto Culver Company.  Subject to customary closing conditions, the acquisition is expected to close on or about May 10, 2011.

Paul Polman, Unilever CEO said, "We are very pleased to have received the regulatory clearances necessary for us to complete the acquisition.  This acquisition is a further step in Unilever's transformation.  The deal enhances Unilever's presence in attractive, high-growth categories and brings a portfolio of desirable brands that are gaining share. It also gives Unilever the opportunity to use its scale, reach and technology to take Alberto Culver's brands to a new level in existing markets, and enables us to use our unparalleled presence in emerging markets to extend them further."

The Alberto Culver deal is the latest in a series of acquisitions that includes the home and personal care products of Sara Lee in 2010, the premium hair-care company TIGI in 2009 and ice cream businesses in Russia, Greece and Denmark.  These acquisitions are improving the mix of the company's portfolio towards higher growth areas in developed markets and filling in category gaps in fast-growing developing and emerging markets.

With the acquisition Unilever becomes the world's leading company in hair conditioning, the second largest in shampoo and the third largest in styling.

The acquisition of Alberto Culver brings together an impressive range of brands such as TRESemmé, Nexxus, Motions, St. Ives and Simple with Unilever's existing portfolio of iconic brands like Dove, Clear, Suave, TIGI (Bed Head, Catwalk and S-Factor) and Sunsilk in hair care and Pond's and Vaseline in skin.  The acquisition also significantly enhances Unilever's hair care position in the US, Canada, the UK, Mexico and Australasia - all of which will be significant hair care markets for years to come.

Under the terms of the agreement with the US DOJ, Unilever will  divest the Alberto VO5 brand in the United States from the Alberto Culver portfolio and  the Rave brand from the Unilever portfolio.  Upon completing the transaction, Unilever will continue to advance the growth potential of the Alberto VO5 brand in markets outside the United States, such as the UK, South Africa, and Australasia, where the brand has a strong consumer base.

The Alberto Culver transaction remains subject to regulatory approval in the United Kingdom, Argentina, Honduras, El Salvador and the Isle of Jersey.  As such, the relevant businesses will remain competitors in these jurisdictions until the acquisition has been approved by the respective local authorities, which are expected in due course.  Where relevant, appropriate arrangements have been put in place in these jurisdictions to allow completion of the global acquisition of Alberto Culver.

-Ends-

Media Contacts:
Englewood Cliffs, NJ (USA):  Anita Larsen +1 201 894 7760
London:  Paul Matthews +44 1372 945925 / +44 775 276 8888
Rotterdam:  Flip Dötsch +31 (0) 10 2174844

About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 180. Consumers buy 170bn Unilever packs around the world every year, and our products are used over two billion times a day.

Our portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands, and global leadership in many categories in which we operate.  The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Vaseline, Persil, Cif, Marmite and Pot Noodle.

We have around 167,000 employees in over 100 countries, and generated annual sales of €44.3 billion in 2010.  For more information about Unilever and its brands, please visit www.unilever.com.

It recently launched the Unilever Sustainable Living Plan aiming to halve its overall environmental footprint.  Unilever is Food Industry Leader in the Dow Jones Sustainability World Indexes for the 12th year running. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. We are also ranked 7th in the Global 100 Most Sustainable Corporations in the World, a list compiled by Corporate Knights Magazine.  We achieved Platinum Plus standard in the UK's Business in the Community Corporate Responsibility Index 2009, and were named Company of the Year in 2010.

About Alberto Culver Company

Alberto Culver Company manufactures, distributes and markets leading beauty care and other personal care brands including TRESemmé, Alberto VO5, Nexxus, St. Ives, Simple and Noxzema in the United States and internationally. It is also the second largest producer in the U.S. of products for the ethnic hair care market with leading brands including Motions and Soft & Beautiful. For more information visit:  www.alberto.com.

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 9 May 2011 of the following transactions which took place on 9 May 2011:

H Nysasulu (Director)

Purchase of 150 Unilever PLC Ordinary 3 1/9 pence shares at a price of 1971p per share.

The above transaction was carried out in the UK.

Mr D Baillie (PDMR)

Sale of 5,846 Unilever PLC Ordinary 3 1/9 pence shares at a price of 1969p per share.

Sale of 8,154 Unilever PLC Ordinary 3 1/9 pence shares at a price of 1968p per share.

The above transactions were carried out in the Netherlands.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

10 May 2011

Exhibit 4:

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2011 Annual General Meeting in London. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following continuing directors stood for election and were duly re-elected by the shareholders of Unilever PLC: Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Jean-Marc Hu
ët, Hixonia Nyasulu, Paul Polman, Sir Malcolm Rifkind, Kees Storm, Michael Treschow, and Paul Walsh.

Sunil Bharti Mittal was proposed for election for the first time and was duly elected by the shareholders of Unilever PLC.

Each proposed candidate for (re-)election is also being proposed for (re-)election to the Board of Unilever N.V. and therefore the resolution to (re-)elect a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 12 May 2011 (or at any adjournment thereof) and become effective on the conclusion of the Unilever N.V. 2011 AGM or at any adjournment thereof.

Jeroen van der Veer will retire as a Non-Executive Director at the close of the Unilever N.V. AGM to be held on 12 May 2011
.

POLL RESULTS - ANNUAL GENERAL MEETING 11 MAY 2011

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2010	883,721,220	99.04	8,583,980	0.96	892,305,200	69.52	1,371,568
2. To approve the Directors' Remuneration Report for the year ended 31 December 2010	838,471,532	97.74	19,404,684	2.26	857,876,216	66.84	35,786,991
3. To re-elect Mr P G J M Polman as a Director	891,587,813	99.92	744,336	0.08	892,332,149	69.53	1,342,605
4. To re-elect Mr R J-M S Huët as a Director	891,548,336	99.92	752,202	0.08	892,300,538	69.52	1,363,375
5. To re-elect Professor L O Fresco as a Director	891,622,615	99.93	659,252	0.07	892,281,867	69.52	1,384,554
6. To re-elect Ms A M Fudge as a Director	891,211,231	99.88	1,078,812	0.12	892,290,043	69.52	1,382,838
7. To re-elect Mr C E Golden as a Director	891,626,783	99.93	666,180	0.07	892,292,963	69.52	1,377,786
8. To re-elect Dr B Grote as a Director	891,618,175	99.92	673,933	0.08	892,292,108	69.52	1,383,088
9. To re-elect Ms H Nyasulu as a Director	890,687,960	99.82	1,599,314	0.18	892,287,274	69.52	1,385,498
10. To re-elect The Rt Hon Sir Malcolm Rifkind MP as a Director	820,631,824	99.87	1,081,873	0.13	821,713,697	64.02	71,955,629
11. To re-elect Mr K J Storm as a Director	879,007,729	99.42	5,141,049	0.58	884,148,778	68.89	9,530,491
12. To re-elect Mr M Treschow as a Director	884,208,506	99.09	8,103,196	0.91	892,311,702	69.52	1,368,118
13. To re-elect Mr P Walsh as a Director	888,169,796	99.51	4,356,767	0.49	892,526,563	69.54	1,371,011
14. To elect Mr S Bharti Mittal as a Director	891,420,229	99.91	784,422	0.09	892,204,651	69.52	1,473,041
15. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company	888,694,283	99.73	2,396,573	0.27	891,090,856	69.43	2,582,613
16. To authorise the Directors to fix the remuneration of the Auditors	890,733,913	99.83	1,474,361	0.17	892,208,274	69.52	1,467,556
17. To renew the authority to Directors to issue shares	880,565,906	98.70	11,611,859	1.30	892,177,765	69.51	1,495,564
18. To renew the authority to Directors to disapply pre-emption rights	889,412,300	99.70	2,635,940	0.30	892,048,240	69.50	1,590,720
19. To renew the authority to the Company to purchase its own shares	888,531,331	99.56	3,883,842	0.44	892,415,173	69.53	1,255,198
20. To authorise Political Donations and Expenditure	796,255,386	97.18	23,074,331	2.82	819,329,717	63.84	74,267,064
21. To shorten the Notice period for General Meetings	835,836,688	93.77	55,563,024	6.23	891,399,712	69.45	2,497,606
22. To amend the Articles of Association in relation to the Directors' power to borrow money and give security	890,272,561	99.83	1,509,207	0.17	891,781,768	69.48	1,887,779

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are referred to in the table above.
- The total number of Unilever PLC shares with voting rights in issue at 11.00am on Wednesday 11 May 2011 was 1,283,459,367. 26,696,994 shares are held in treasury and do not have voting rights attached.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at:
www.Hemscott.com/nsm.do
 A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website:
www.unilever.com/AGM

11 May 2011

Exhibit 5:

Unilever PLC
Director Declaration

In accordance with Listing Rule 9.6.13(1), Unilever PLC confirms Sunil Bharti Mittal has advised that within the last five years he was a Non-Executive Director of Standard Chartered PLC.
In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

16 May 2011

Exhibit 6:

Following the Annual General Meeting of Unilever PLC held on the 11 May 2011, at which all proposed resolutions were duly passed, in accordance with Listing Rule 9.6.2 full copies of all the resolutions have been filed with the UK Listing Authority National Storage Mechanism and will shortly be available for inspection at
www.Hemscott.com/nsm.do

25 May 2011

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.